[redacted]

11021108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: April 30, 2013 Estimated average burden hours per response . . . 12.00

13 3/17

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2011
Washington, DC
110

SEC FILE NUMBER
8 - 65737

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Braymen, Lambert and Noel Securities, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4123 McCullough
(No. and Street)

San Antonio	Texas	78212
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

4421 Wanda Lane	**Flower Mound**	**Texas**	**75022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Shannon Braymen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Braymen, Lambert and Noel Securities, Ltd., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Partner

Title

Notary Public

VIVIAN ANN HOLDER
Notary Public, State of Texas
My Commission Expires
December 06, 2014

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRAYMEN, LAMBERT AND NOEL SECURITIES, LTD.

FINANCIAL REPORT

DECEMBER 31, 2010

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Partners
Braymen, Lambert and Noel Securities, Ltd.

We have audited the accompanying statement of financial condition of Braymen, Lambert and Noel Securities, Ltd. as of December 31, 2010, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Braymen, Lambert and Noel Securities, Ltd. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 15, 2011

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

BRAYMEN, LAMBERT AND NOEL SECURITIES, LTD.
Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$	113,981
Receivable from clearing broker/dealer		179,834
Marketable debt securities		184,822
Clearing deposit		100,000
Prepaid expenses		446
Deposit		3,672
TOTAL ASSETS	$	582,755

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Commissions and salaries payable	$	218,775
Payable to clearing broker/dealer		184,082
Total Liabilities		402,857
Partners' Capital		179,898
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	582,755

See notes to financial statements.

BRAYMEN, LAMBERT AND NOEL SECURITIES, LTD.
Statement of Income
Year ended December 31, 2010

Revenue	
Securities commissions	$ 2,681,021
Interest income	17,329
Unrealized gains on marketable debt securities	740
Other revenue	60,297
TOTAL REVENUE	2,759,387
Expenses	
Compensation and related costs	2,169,502
Clearing and other charges	130,251
Management fees paid to General Partner	440,187
Regulatory fees and expenses	29,600
Professional fees	7,608
Other expenses	2,166
TOTAL EXPENSES	2,779,314
Net loss before provision for income taxes	(19,927)
Income taxes - state	7,758
NET LOSS	$ (27,685)

See notes to financial statements.

BRAYMEN, LAMBERT AND NOEL SECURITIES, LTD.
Statement of Changes in Partners' Capital
Year ended December 31, 2010

	General Partner	Limited Partners	Total
Balances at December 31, 2009	$ 2,077	$ 205,506	$ 207,583
Net loss	(277)	(27,408)	(27,685)
Balances at December 31, 2010	$ 1,800	$ 178,098	$ 179,898

See notes to financial statements.

BRAYMEN, LAMBERT AND NOEL SECURITIES, LTD.
Statement of Cash Flows
Year ended December 31, 2010

Cash flows from operating activities:	
Net loss	$ (27,685)
Adjustments to reconcile net loss to net cash provided by operating activities	
Changes in assets and liabilities	
Decrease in receivable from clearing broker/dealer	30,692
Increase in marketable debt securities	(184,822)
Increase in prepaid expenses	(129)
Increase in commissions and salaries payable	184,082
Increase in payable to clearing broker/dealer	50,470
Net cash provided by operating activities	52,608
Net increase in cash and cash equivalents	52,608
Cash and cash equivalents at beginning of year	61,373
Cash at end of year	$ 113,981

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ -
Income taxes	$ 7,758

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Braymen, Lambert and Noel Securities, Ltd. (the Partnership), a Texas limited partnership, was formed in December 2002. The Partnership is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership's customers are primarily institutions and high wealth individuals located in Texas.

The Partnership operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The general partner of the Partnership is BLN Management, LLC (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership terminates on December 31, 2052, unless sooner terminated or extended as provided in the partnership agreement.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash, commissions receivable and payables are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable debt securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Marketable Debt Securities

Marketable debt securities are held for trading purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The increase or decrease in fair value is credited or charged to operations.

Security Transactions

Security transactions and related commission revenue and expense are recorded on a trade date basis.

Income Taxes

The Partnership has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Partnership has reviewed all open tax years and concluded that there is no impact on the Partnership's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2010, open Federal tax years include the tax years ended December 31, 2007 through December 31, 2009.

The Partnership files income tax returns in the U.S. federal and state of Texas jurisdictions. The Partnership is subject to U.S. federal or state tax examinations by tax authorities for years all years since its inception. Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Partnership is subject to state income taxes.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Partnership. The agreement requires minimum charges totaling $2,500 per month. The agreement also requires the Partnership to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Partnership is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Partnership had net capital and net capital requirements of $168,288 and $100,000, respectively. The Partnership's net capital ratio was 1.30 to 1.

Note 4 - <u>Fair Value / Marketable Securities</u>

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

In accordance with FASB ASC 820, the following table summarizes the valuation of the Company's investments by the fair value hierarchy levels as of December 31, 2010.

	Level 1	Level 2	Level 3	Total
Marketable Debt Securities	$ -	$ 184,822	$ -	$ 184,822

Marketable securities consist of holdings in five municipal bonds maturing in January 2011 through August 2020 and are valued using market-based observable inputs. Cost and fair value of marketable securities at December 31, 2010, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable Debt Securities	$ 184,082	$ 740	$ -	$ 184,822

Note 5 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Partnership's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Partnership and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Partnership's receivable from clearing broker/dealer, marketable debt securities and clearing deposit are held at or due from the Partnership's clearing broker/dealer. The Partnership has a total of $464,728, or approximately 80%, of its assets in amounts held at or due from its clearing broker/dealer at December 31, 2010.

Note 6 - Related Party Transactions

The Partnership and the General Partner are under common control and the existence of that control creates a financial position and operating results significantly different than if the companies were autonomous.

Under a Services Agreement (Agreement) amended in December 2010, the General Partner provides the Partnership with personal property, support staff and office space and incurs general and administrative expenses for the benefit of the Partnership, with the exception of specific expenses as defined in the Agreement. Fees for such services are determined at the discretion of the General Partner. The Agreement allows the Partnership to waive any such portion of the fees in order for the Partnership to remain in compliance with the minimum net capital requirements (Note 3). Fees incurred for the year ended December 31, 2010 under this Agreement totaled $440,187. The Agreement was not consummated on terms equivalent to arms length transactions.

Note 7 - 401k Profit Sharing Plan and Trust

The Partnership adopted the BLN Securities 401(K) Plan (the Plan) effective January 1, 2003. The Partnership and eligible employees both may contribute to the Plan. The Plan is on a calendar year. All employees are eligible to participate after reaching the age of 21 and completing one-half year of service. Employee salary deferral contributions, any matching and/or nonelective contributions, and earnings on these contributions are 100% vested. The Partnership can contribute an amount of matching and/or nonelective contributions as determined by the Partnership at its discretion. The Partnership may or may not choose to make matching and/or nonelective contributions for a particular year in an amount it will determine each year. The Partnership did not make any matching contributions for the year ended December 31, 2010. The Partnership made non elective contributions totaling $6,294 and incurred Plan expenses totaling $1,789 for the year ended December 31, 2010, which are included in compensation and related costs in the accompanying statement of income.

Note 8 - Subsequent Events

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2010, through February 15, 2011, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Partnership's financial statements.

Schedule I

BRAYMEN, LAMBERT AND NOEL SECURITIES, LTD.
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
December 31, 2010

Total partners' capital qualified for net capital	$ 179,898
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	446
Deposit	3,672
Total non-allowable assets	4,118
Net capital before haircuts on securities positions	175,780
Haircuts on marketable debt securities	7,492
Net Capital	$ 168,288
Aggregate indebtedness	
Commissions and salaries payable	$ 218,775
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 68,288
Ratio of aggregate indebtedness to net capital	1.30 to 1

See accompanying independent auditor's report.

Schedule II

BRAYMEN, LAMBERT AND NOEL SECURITIES, LTD.
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of December 31, 2010

Net capital as reported by Registrant in Part IIA of Form X-17a-5	
as of December 31, 2010 (unaudited) as originally filed	$ 175,040
Adjustments made by Registrant prior to filing Amended Form X-17a-5:	
Increase in marketable debt securities	184,822
Increase in payable to clearing broker/dealer	(184,082)
Increase in haircuts on marketable debt securities	(7,492)
Net capital as computed on Schedule I	$ 168,288

See accompanying independent auditor's report.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Partners
Braymen, Lambert and Noel Securities, Ltd.

In planning and performing our audit of the financial statements of Braymen, Lambert and Noel Securities, Ltd. (the Partnership), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 15, 2011

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Partners
Braymen, Lambert and Noel Securities, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Braymen, Lambert and Noel Securities, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Braymen, Lambert and Noel Securities, Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Braymen, Lambert and Noel Securities, Ltd.'s management is responsible for Braymen, Lambert and Noel Securities, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 15, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

SIPC-7
(33-REV 7/10)

General Assessment Reconciliation

For the fiscal year ended Dec 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065737 FINRA DEC
BRAYMEN LAMBERT AND NOEL SECURITIES LTD 19*19
4123 MCCULLOUGH AVE
SAN ANTONIO TX 78212-1903

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. ~~General Assessment (item 2e from page 2)~~ $ 6570.99

B. Less payment made with SIPC-6 filed (exclude interest) (3223.38)
7/27/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3347.61

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Braymen Lambert + Noel Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Partner
(Title)

Dated the 3 day of February 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2010 and ending Dec 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,758,645
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	130,251
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	130251
2d. SIPC Net Operating Revenues	$ 2,628,394
2e. General Assessment @ .0025	$ 6,570.99
	(to page 1, line 2.A.)